

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

<u>Via E-mail</u>
Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
901 S. Central Expressway
Richardson, TX 75080

      Re: Fossil, Inc.
                Form 10-K for the Fiscal Year Ended December 29, 2012
                Filed February 27, 2013
                File No. 000-19848

Dear Mr. Kartsotis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Andrew Mew

                                  Andrew Mew
                                  Accounting Branch Chief

cc: Randy Hyne, General Counsel